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Exhibit 12.1

OPTON CARE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLAR AMOUNTS IN THOUSANDS)

	Year ended December 31,					Three months ended March 31,
	2000	2001	2002	2003	2004	2005
Earnings:
Earnings before income taxes	$11,920	$16,235	$23,203	$14,445	$31,012	$8,401
Add:
Interest expense	1,088	1,343	214	274	333	496
Interest within rental expenses	462	616	952	951	1,007	215
Amortized debt premiums	179	253	173	203	353	163
Minority interest	296	216	85	165	185	27
Amortized capitalized interest	—	—	—	7	15	4

Earnings available for fixed charges	13,945	18,663	24,627	16,045	32,905	9,306

Fixed charges:
Interest expense	1,088	1,343	214	274	333	496
Interest within rental expenses	462	616	952	951	1,007	215
Amortized debt premiums	179	253	173	203	353	163
Interest capitalized	—	—	—	70	—	—

Fixed charges	1,729	2,212	1,339	1,498	1,693	874

Ratio of earnings to fixed charges	8.07	8.44	18.39	10.71	19.44	10.65

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  Exhibit 12.1